Exhibit 99.1

News Release	GRACO INC. P.O. Box 1441 Minneapolis, MN 55440-1441 NYSE: GGG

FOR IMMEDIATE RELEASE: Wednesday, October 20, 2010	FOR FURTHER INFORMATION: James A. Graner (612) 623-6635
GRACO REPORTS THIRD QUARTER SALES AND EARNINGS
REVENUE GROWTH DRIVES IMPROVED RESULTS
MINNEAPOLIS, MN (October 20, 2010) - Graco Inc. (NYSE: GGG) today announced results for the quarter and nine months ended September 24, 2010.
Summary
$ in millions except per share amounts

	Thirteen Weeks Ended			Thirty-nine Weeks Ended
	Sep 24,	Sep 25,	%	Sep 24,	Sep 25,	%
	2010	2009	Change	2010	2009	Change

Net Sales	$190.0	$147.3	29%	$546.8	$432.9	26%
Net Earnings	30.4	17.3	76%	75.8	31.7	139%
Diluted Net Earnings per Common Share	$0.50	$0.29	72%	$1.25	$0.53	136%
•	All divisions and regions had double-digit percentage revenue growth for the quarter and year-to-date.

•	Year-to-date gross margin rate of 54 percent was 4 percentage points higher than the rate for the comparable period last year.

•	Return on sales for the quarter was 16 percent, up from 12 percent for the third quarter last year. Year-to-date return on sales was 14 percent, up from 7 percent for the comparable period last year.

•	Sales of new products contributed to third-quarter growth in the Contractor segment.

•	Strong sales growth in Asia Pacific continued (up 37 percent for the quarter and 51 percent year-to-date).
“Revenue growth continued to drive improved earnings,” said Patrick J. McHale, President and Chief Executive Officer. “Sales gains were strong worldwide, with increases in excess of 20 percent in all regions. We are particularly pleased with the revenue performance of our Contractor segment, which was able to grow with new products despite the depressed conditions in major construction markets. Operating margins in our Industrial and Lubrication businesses improved nicely on strong top-line performance, driven by improved economic conditions, new products and solid global execution.”
Consolidated Results
Sales for the quarter increased 29 percent in the Americas, 22 percent in Europe (32 percent at consistent translation rates) and 37 percent in Asia Pacific (33 percent at consistent translation rates). Year-to-date sales increased 21 percent in the Americas, 22 percent in Europe (25 percent at consistent translation rates) and 51 percent in Asia Pacific (45 percent at consistent translation rates). Translation rates did not have a significant impact on the overall sales increases of 29 percent for the quarter and 26 percent year-to-date.
Gross profit margin, expressed as a percentage of sales, was 55 percent for the quarter and 54 percent year-to-date, up from 53 percent and 50 percent, for the comparable periods last year. Higher production volume in 2010 was the
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Exhibit 99.1
Page 2 GRACO
major factor in the improvement in both the quarter and year-to-date rates. Selling price increases and lower pension costs contributed to the increase in margin rates. Costs related to workforce reductions lowered the 2009 nine-month gross margin rate.
Total operating expenses increased $9 million for the quarter and $16 million year-to-date. Higher incentives expense, from improved results, accounted for most of the increase in both the quarter and year-to-date. As a percentage of sales, operating expenses decreased to 32 percent for the quarter and 33 percent year-to-date, from 35 percent and 38 percent for the comparable periods last year.
The effective income tax rate of 28 percent for the quarter reflects the effects of expiring statutes of limitations and recent tax law rulings. The year-to-date effective income tax rate of 32 percent for 2010 was higher than the 31 percent rate for the comparable period of 2009. The federal R&D credit has not been renewed for 2010, so no credit is included in the 2010 rate.
Segment Results
Certain measurements of segment operations are summarized below:

	Thirteen Weeks			Thirty-nine Weeks

	Industrial	Contractor	Lubrication	Industrial	Contractor	Lubrication

Net sales (in millions)	$99.2	$70.4	$20.4	$296.5	$194.9	$55.3
Net sales percentage change from last year	27%	27%	49%	31%	19%	29%
Operating earnings as a percentage of net sales
2010	31%	20%	14%	31%	16%	11%
2009	26%	20%	(1)%	20%	15%	(8)%
Industrial segment sales increased 27 percent for the quarter and 31 percent year-to-date, with the strongest percentage growth in Asia Pacific (up 40 percent for the quarter and 55 percent year-to-date). Contractor segment sales increased 27 percent for the quarter and 19 percent year-to-date, including gains for the quarter of 29 percent in the Americas and 30 percent in Europe (41 percent at consistent translation rates). Sales of new products boosted third quarter sales in the Contractor segment. Lubrication segment sales increased 49 percent for the quarter and 29 percent year-to-date, with strong increases in all regions.
Higher volume and leveraging of expenses drove continued improvement in operating earnings, particularly in the Industrial and Lubrication segments. In the Contractor segment, operating margin percentages were steady as the favorable effects of higher volume were offset by costs and expenses related to new product introductions.
Outlook
“Although we expect construction markets in the U.S. and parts of Europe will remain in difficult shape for the near-term, we are optimistic that the global industrial recovery will continue,” said Patrick J. McHale, President and Chief Executive Officer. “During the recession, we continued to invest heavily in new product development and international expansion. We are pleased with the resulting flow of exciting new products, from every division, that are contributing to our growth performance, and with the continued strengthening of our teams, infrastructure and channel in Europe and Asia Pacific. ”
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Exhibit 99.1
Page 3 GRACO
Cautionary Statement Regarding Forward-Looking Statements
A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company’s Annual Report to shareholders, which reflects the Company’s current thinking on market trends and the Company’s future financial performance at the time it is made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.
The Company desires to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company’s Annual Report on Form 10-K for fiscal year 2009 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov.
Conference Call
Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 21, 2010, at 11:00 a.m. ET, to discuss Graco’s third quarter results.
A real-time Webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen and view slides can access the call at the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.
For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2:00 p.m. ET on October 21, 2010, by dialing 800-406-7325, Conference ID #4370547, if calling within the U.S. or Canada. The dial-in number for international participants is 303-590-3030, with the same Conference ID #. The replay by telephone will be available through October 24, 2010.
Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.
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Exhibit 99.1
Page 4 GRACO
GRACO INC. AND SUBSIDIARIES
Consolidated Statement of Earnings (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
(in thousands, except per share amounts)	Sep 24,	Sep 25,	Sep 24,	Sep 25,
	2010	2009	2010	2009
Net Sales	$189,963	$147,308	$546,772	$432,900
Cost of products sold	85,405	69,167	250,999	217,423

Gross Profit	104,558	78,141	295,773	215,477
Product development	9,263	8,752	28,209	28,584
Selling, marketing and distribution	33,280	26,589	95,087	86,814
General and administrative	18,592	16,613	57,139	49,317

Operating Earnings	43,423	26,187	115,338	50,762
Interest expense	1,038	1,148	3,159	3,735
Other expense (income), net	254	203	147	889

Earnings Before Income Taxes	42,131	24,836	112,032	46,138
Income taxes	11,700	7,500	36,200	14,400

Net Earnings	$30,431	$17,336	$75,832	$31,738

Net Earnings per Common Share
Basic	$0.51	$0.29	$1.26	$0.53
Diluted	$0.50	$0.29	$1.25	$0.53
Weighted Average Number of Shares
Basic	60,107	59,940	60,304	59,827
Diluted	60,624	60,314	60,840	60,133

Segment Information (Unaudited)

	Thirteen Weeks Ended		Thirty-nine Weeks Ended
	Sep 24,	Sep 25,	Sep 24,	Sep 25,
	2010	2009	2010	2009
Net Sales
Industrial	$99,236	$78,242	$296,489	$226,808
Contractor	70,362	55,379	194,941	163,213
Lubrication	20,365	13,687	55,342	42,879

Total	$189,963	$147,308	$546,772	$432,900

Operating Earnings
Industrial	$31,195	$20,332	$91,234	$45,262
Contractor	13,753	11,138	31,839	24,420
Lubrication	2,751	(167)	6,326	(3,348)
Unallocated corporate (expense)	(4,276)	(5,116)	(14,061)	(15,572)

Total	$43,423	$26,187	$115,338	$50,762

All figures are subject to audit and adjustment at the end of the fiscal year.
The consolidated Balance Sheets, Consolidated Statements of Cash Flows and Management’s Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.
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